SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12b-25	SEC FILE NUMBER 000-52912

NOTIFICATION OF LATE FILING	CUSIP NUMBER 09070X 103

[ ] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[X] Form 10-Q	[ ] Form 10-D	[ ] Form N-SAR
[ ] Form N-CSR
For the Period ended March 31, 2009
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended ___________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:.

Part I -- Registrant Information

Full Name of Registrant	Biofuels Power Corporation

Former Name if Applicable
Address of Principal Executive Office (Street and Number)	25211 Grogan’s Mill Rd, Suite 465
City, State, Zip Code	The Woodlands, Texas 77380

Part II -- Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following information should be completed.  (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III -- Narrative

State below in reasonable detail the reasons why Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Registrant's quarterly report on Form 10-Q could not be filed within the prescribed time because management and the independent auditors have not completed their review of all transactions for the reporting period in order to complete and file the Form 10-Q within the prescribed time period.

Part IV -- Other Information

(1)	Name and telephone number of person to contact in regard to this notification.

Fred O’Connor	(281) 364-9500
(Name)	(Telephone)

(2)
Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify the report(s).

[X] Yes                 [  ] No
(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ] Yes                 [X] No

Biofuels Power Corp has caused this notification to be filed on its behalf by the undersigned thereunto duly authorized

Dated: May 14, 2009	By: /s/ Fred O'Connor
Fred O’Connor, Chief Executive Officer